November 7, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Tom Kluck
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Power REIT
Registration Statement on Form S-4
Filed November 7, 2011
File No. 333-

Dear Mr. Kluck:

This letter is submitted on behalf of Power REIT, a Maryland real estate investment trust (the “Company”) and wholly-owned subsidiary of Pittsburgh & West Virginia Railroad (“PW”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to PW’s Amendment No. 1 to Registration Statement on Form S-4 (filed October 20, 2011, Registration No. 333-176571) (the “PW Registration Statement”), as set forth in your letter to Mr. David Lesser dated November 3, 2011.  Earlier today, PW submitted a letter under Rule 477 of the Securities Act of 1933, as amended, requesting the consent of the SEC to the withdrawal of the PW Registration Statement.

On behalf of the Company, we are filing via EDGAR the Company’s Registration Statement on Form S-4 (the “S-4 Registration Statement”) in response to the Staff’s comments.  For reference purposes, the text of your letter dated November 3, 2011 has been reproduced herein (in bold), with the Company’s response below each numbered comment.  As appropriate, the Company’s responses include a reference to the section and page numbers of the S-4 Registration Statement that have been revised in response to the comment.

1.
We note your response to comment 1 in our letter dated September 23, 2011 and that Power REIT does not intend to file a new registration statement under the Securities Act. Since Power REIT has not yet effected a succession with Pittsburgh &.West Virginia. Railroad, it is unable to make use of Pittsburgh & West Virginia Railroad's registration statement. Therefore, we reissue our prior comment. Please withdraw Pittsburgh & West Virginia Railroad's registration statement and refile under Power REIT. Alternatively, if you intend to rely upon Rule 414 of Regulation C, please advise us as to how you are in compliance with the Rule. See Securities Act Rule CDIs 611.01- 611.03 available at htth:/www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Response:  The Company acknowledges the Staff’s comment.  PW has submitted a letter today under Rule 477 of the Securities Act of 1933, as amended, requesting the consent of the SEC to the withdrawal of the PW Registration Statement.  The Company has refiled the S-4 Registration Statement under Power REIT.

2.
We note your response to comment 3 in our letter dated September 23, 2011. It appears that Pittsburgh & West Virginia Railroad's market capitalization is roughly $20,290,625 based on 1,623,250 shares of beneficial interest outstanding on September 30, 2011. Given this, it appears that Pittsburgh & West Virginia Railroad is unable to meet the requirements of Form S-3, and is therefore ineligible to incorporate by reference on Form S-4. Please provide us with an analysis detailing how Pittsburgh & West Virginia Railroad is eligible to incorporate its filings by reference on Form S-4. Alternatively, please revise your Form S-4 to provide the required information.

Response:  The Company acknowledges the Staff’s comment.  PW presently has an effective Registration Statement on Form S-3 (the “S-3 Registration Statement”), and the Company believes that PW meets each of the registrant eligibility requirements specified in Section I.A of Form S-3.  Furthermore, the securities registered under the S-3 Registration Statement were issued in connection with a rights offering on a pro rata basis to existing PW shareholders, which the Company believes meets the transaction eligibility requirements under Section B.4 of Form S-3.

3.
We note that counsel has assumed that your shares will not be issued in violation of the ownership limit contained in the Company's Articles of Amendment and Restatement of Declaration of Trust, as amended. Please note that counsel may not assume that the shares issued in the transaction will be validly issued or that the company has sufficient authorized shares. Please have counsel revise its opinion to remove this assumption.  Please refer to Section. II.B.3.a of Staff Legal Bulletin No. 19 (CF) available at http://www.sec.gov/interps/legal/cfslb19.htm

Response:  The Company acknowledges the Staff’s comment.  The Company’s counsel has revised its opinion in Exhibit 5.1 to the S-4 Registration Statement, accordingly.

4.
We also note that counsel has relied on representations and statements of fact made in the documents reviewed and has not independently established the facts upon which it relied in forming its opinion. This appears to assume away counsel's responsibility in forming the opinion. Note that counsel may not include any overly broad assumptions in the opinion. See Section II.B.3.a of Staff Legal Bulletin No. 19 (CF). Please have counsel revise the opinion.

Response:  The Company acknowledges the Staff’s comment.  The Company’s counsel has revised its opinion in Exhibit 5.1 to the S-4 Registration Statement, accordingly.

5.
We note that counsel has limited the use of your opinion to the addressee, the Board of Trustees of Power REIT. Please note that the staff does not accept any limitation on reliance in an opinion. Investors in the securities in the offering must be entitled to rely on the opinion. Please have counsel remove any limitation upon reliance in its opinion. Please make similar revisions to your tax opinion filed as Exhibit 8.1.

Response:  The Company acknowledges the Staff’s comment.  The Company’s counsel has revised its opinions in Exhibit 5.1 and Exhibit 8.1 to the S-4 Registration Statement, accordingly.

6.
We note that your tax opinion states that the information under the caption "Material United States Federal Income Tax Considerations" has been reviewed by counsel and is correct in all material respects.  Please note that counsel must opine on the tax consequences of the offering, not the manner in which they are described in the prospectus. Please revise your opinion to state that the disclosure in the prospectus represents the opinion of counsel. Please see Section III.C.2 of Staff Legal Bulletin No. 19 (CF).

Response:  The Company acknowledges the Staff’s comment.  The Company’s counsel has revised its opinion in Exhibit 8.1 to the S-4 Registration Statement, accordingly.

7.	Please file a properly dated accountant’s consent.

Response:  The Company acknowledges the Staff’s comment.   The Company has filed the accountant’s consent as Exhibit 23.1 to the S-4 Registration Statement.

Very truly yours,

/s/ Kevin Acklin
Kevin Acklin
Partner
Leech Tishman

Cc:	Adam F. Turk, SEC
David H. Lesser, Pittsburgh & West Virginia Railroad
Arun Mittal, Pittsburgh & West Virginia Railroad